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                             May 30, 2024

       Eyal Barad
       Chief Executive Officer
       CNBX Pharmaceuticals Inc.
       #3 Bethesda Metro Center, Suite 700
       Bethesda, MD 20814

                                                        Re: CNBX
Pharmaceuticals Inc.
                                                            Form 10-K for the
Fiscal Year Ended August 31, 2023
                                                            Filed November 30,
2023
                                                            File No. 000-52403

       Dear Eyal Barad:

              We have reviewed your May 21, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 10,
       2024 letter.

       Correspondence filed May 21, 2024

       Management's Report on Internal Controls, page 55

   1. We refer to your response to comment 3. Please confirm that in future filings you will specifically state
within Item 9A Controls and Procedures whether your internal controls over financial
reporting are effective at the end of the respective period.
       Fair Value of Financial Instruments, page F-9

   2.                                                   Refer to your response
to comment 1. Please address the following:
                                                            You state that you
are evaluating the convertible notes under ASC 820. Please
                                                            confirm to us you
have elected to use the fair value option consistent with ASC 825-
                                                            10-25. Also please
confirm you will clarify in the notes to the financial statements in the future filings
your accounting treatment for your convertible notes.
                                                            Your response
appears to indicate you assess the fair value at the end of the one-year
 Eyal Barad
CNBX Pharmaceuticals Inc.
May 30, 2024
Page 2
              term or the repayment of the individual note. Please tell us why you do not record the change in fair value on a quarterly basis, in addition to at the time the note is repaid or converted to common stock.
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-9

3. You state in response to comment 4 that the lease was approximately $6,000 out of
         $35,000. Please confirm the remaining revenue in fiscal year ended August 31, 2023 and the six months ended February 28, 2023 relates solely to laboratory services and revise your accounting policy in future filings.
       Please contact Mary Mast at 202-551-3613 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameEyal Barad                                    Sincerely,
Comapany NameCNBX Pharmaceuticals Inc.
                                                                Division of
Corporation Finance
May 30, 2024 Page 2                                             Office of Life
Sciences
FirstName LastName